UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

vTv Therapeutics Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

918385 105

(CUSIP Number)

Barry F. Schwartz

Executive Vice Chairman and Chief Administrative Officer

MacAndrews & Forbes Incorporated

35 East 62nd Street

New York, NY 10065

212-572-8600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With copies to:
Lawrence G. Wee
Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000

August 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918385 105	SCHEDULE 13D	Page 2 of 17

CUSIP No.	918385 105
1.	NAME OF REPORTING PERSON MacAndrews & Forbes Incorporated
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,806,666(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,806,666(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,806,666(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.7%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The information set forth in Item 5 is incorporated by reference. Includes (i) 1,806,666 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of the Issuer and (ii) 25,000,000 shares of Class A Common Stock issuable upon exchange of 25,000,000 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”) of the Issuer and corresponding nonvoting common units (“vTv Units”) of vTv Therapeutics LLC that are beneficially owned by the “Reporting Persons” (as defined below). The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 7,812,500 shares of Class A Common Stock outstanding as of August 4, 2015, and (ii) 25,000,000 shares of Class A Common Stock that are issuable in exchange for the 25,000,000 shares of Class B Common Stock and corresponding vTv Units directly held by vTv Therapeutics Holdings LLC (“Holdings”).

CUSIP No. 918385 105	SCHEDULE 13D	Page 3 of 17

CUSIP No.	918385 105
1.	NAME OF REPORTING PERSON MacAndrews & Forbes LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,806,666(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,806,666(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,666(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The information set forth in Item 5 is incorporated by reference.

(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 7,812,500 shares of Class A Common Stock outstanding as of August 4, 2015, and (ii) 25,000,000 shares of Class A Common Stock that are issuable in exchange for the 25,000,000 shares of Class B Common Stock and corresponding vTv Units directly held by Holdings.

CUSIP No. 918385 105	SCHEDULE 13D	Page 4 of 17

CUSIP No.	918385 105
1.	NAME OF REPORTING PERSON MacAndrews & Forbes Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,806,666(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,806,666(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,666(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The information set forth in Item 5 is incorporated by reference.

(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 7,812,500 shares of Class A Common Stock outstanding as of August 4, 2015, and (ii) 25,000,000 shares of Class A Common Stock that are issuable in exchange for the 25,000,000 shares of Class B Common Stock and corresponding vTv Units directly held by Holdings.

CUSIP No. 918385 105	SCHEDULE 13D	Page 5 of 17

CUSIP No.	918385 105
1.	NAME OF REPORTING PERSON M&F TTP Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.2%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The information set forth in Item 5 is incorporated by reference. Represents 25,000,000 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 25,000,000 shares of Class A Common Stock. The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 7,812,500 shares of Class A Common Stock outstanding as of August 4, 2015, and (ii) 25,000,000 shares of Class A Common Stock that are issuable in exchange for the 25,000,000 shares of Class B Common Stock and corresponding vTv Units directly held by Holdings.

CUSIP No. 918385 105	SCHEDULE 13D	Page 6 of 17

CUSIP No.	918385 105
1.	NAME OF REPORTING PERSON vTvx Holdings I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.2%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The information set forth in Item 5 is incorporated by reference. Represents 25,000,000 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 25,000,000 shares of Class A Common Stock. The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 7,812,500 shares of Class A Common Stock outstanding as of August 4, 2015, and (ii) 25,000,000 shares of Class A Common Stock that are issuable in exchange for the 25,000,000 shares of Class B Common Stock and corresponding vTv Units directly held by Holdings.

CUSIP No. 918385 105	SCHEDULE 13D	Page 7 of 17

CUSIP No.	918385 105
1.	NAME OF REPORTING PERSON vTv Therapeutics Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.2%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The information set forth in Item 5 is incorporated by reference. Represents 25,000,000 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 25,000,000 shares of Class A Common Stock.

(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 7,812,500 shares of Class A Common Stock outstanding as of August 4, 2015, and (ii) 25,000,000 shares of Class A Common Stock that are issuable in exchange for the 25,000,000 shares of Class B Common Stock and corresponding vTv Units directly held by Holdings.

CUSIP No. 918385 105	SCHEDULE 13D	Page 8 of 17

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of vTv Therapeutics Inc., a Delaware corporation (the “Issuer”). The address of the principal executive officers of the Issuer is 4170 Mendenhall Oaks Pkwy, High Point, NC 27265.

Item 2. Identity and Background

(a) This statement is being filed on behalf of MacAndrews & Forbes Incorporated, a Delaware corporation (“MacAndrews & Forbes”), MacAndrews & Forbes LLC, a Delaware limited liability company (“M&F LLC”), MacAndrews & Forbes Group LLC, a Delaware limited liability company (“M&F Group”), M&F TTP Holdings LLC, a Delaware limited liability company (“M&F TTP”), vTvx Holdings I LLC, a Delaware limited liability company (“vTvx I”), and vTv Therapeutics Holdings LLC, a Delaware limited liability company (“Holdings”) (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference. Ronald O. Perelman is the sole stockholder of MacAndrews & Forbes. See Schedule A hereto for additional information regarding the additional entities and persons listed thereon.

(b) The business address and principal office of the Reporting Persons is 35 East 62nd Street, New York, NY 10065.

(c) Not applicable.

(d) During the last five years, none of the Reporting Persons or any other person listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or any other person listed on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) See Schedule A hereto for the citizenship of the persons listed thereon.

Item 3. Source and Amount of Funds or Other Consideration.

The funds used for the purchase of 1,666,666 shares of the Class A Common Stock in the Issuer’s initial public offering (the “IPO”) were derived from general working capital. A total of $25,000,000 was paid to acquire such shares.

The funds used for the purchase of 140,000 shares of the Class A Common Stock subsequent to the IPO were derived from general working capital. These purchases were effected through open market transactions on August 3, 4, 5, 7 and 10 by M&F Group, which purchased 40,000, 30,000, 30,000, 30,000 and 10,000 shares of Class A Common Stock for weighted-average prices per share of $10.0021, $10.0000, $9.9979, $8.8591 and $8.6594, respectively. A total of approximately $1.4 million was paid to acquire such shares.

In connection with the pre-IPO “Reorganization Transactions” described in Item 4 below, vTvx I and vTvx Holdings II LLC (“vTvx II”) contributed substantially all of their assets to Holdings in return for interests of Holdings and Holdings directed such contribution to vTv Therapeutics LLC and received 25,000,000 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”) of the Issuer, and corresponding nonvoting common units of vTv Therapeutics LLC (“vTv Units”). The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Item 4. Purpose of Transaction.

In connection with the Offering, the Issuer completed a series of transactions on July 29, 2015 (the “Reorganization Transactions”) pursuant to a Reorganization Agreement, dated as of July 29, 2015 (the “Reorganization Agreement”), among the Issuer, vTv Therapeutics LLC, vTvx I, vTvx II and Holdings.

CUSIP No. 918385 105	SCHEDULE 13D	Page 9 of 17

In the Reorganization Transactions:

•	vTvx I and vTvx II contributed substantially all of their assets, including all of their personnel and operations (the “Contributed Assets”) to Holdings, in return for interests of Holdings. Assets that were not contributed included restricted cash, certain receivables unrelated to the Issuer’s operations and land included in property and equipment, net, and liabilities that were not assumed included debt, a contingent distribution payable and other related party liabilities. All assets and liabilities that were not contributed or assumed remained with vTvx I and vTvx II;

•	Holdings contributed the Contributed Assets to vTv Therapeutics LLC, and, for administrative convenience, Holdings directed that the assets be transferred directly to vTv Therapeutics LLC on behalf of Holdings;

•	the Issuer amended and restated its certificate of incorporation and bylaws to provide for two classes of common stock:

o	Class A Common Stock, which represents economic interests and has one vote per share, and

o	Class B Common Stock, which represents no economic interests and has one vote per share;

•	vTv Therapeutics LLC amended and restated its limited liability company agreement (the “Amended and Restated LLC Agreement”) to provide for two classes of membership units:

o	a managing member unit, which represents no economic interests and will have 100% of the voting power of vTv Therapeutics LLC, and

o	vTv Units, which represent economic interests.

•	vTv Therapeutics LLC issued the managing member unit to the Issuer;

•	vTv Therapeutics LLC issued 25,000,000 vTv Units to Holdings; and

•	the Issuer issued 25,000,000 shares of Class B Common Stock to Holdings, which correspond to each vTv Unit held by Holdings.

After the Reorganization Transactions, the Issuer completed the IPO, in which 7,812,500 shares of Class A Common Stock were issued (assuming no exercise of the underwriters’ over-allotment option). Of those 7,812,500 shares of Class A Common Stock, 1,666,666 shares were issued to M&F Group.

Immediately following the consummation of the Reorganization Transactions and the IPO (assuming no exercise of the underwriters’ over-allotment option):

•	the only members of vTv Therapeutics LLC are the Issuer and Holdings;

•	the Issuer used the net proceeds from the IPO to purchase 7,812,500 vTv Units, which represent a total of 23.8% of the economic interests in vTv Therapeutics LLC;

•	Holdings holds 25,000,000 shares of Class B Common Stock (and the corresponding vTv Units), which represent a total of 76.2% of the economic interests in vTv Therapeutics LLC;

•	as a result of their purchase of shares of Class A Common Stock in the IPO, M&F Group holds 1,666,666 shares of Class A Common Stock; and

•	the Reporting Persons beneficially own an aggregate of 81.3% of the total voting power of the Issuer’s outstanding common stock.

The only asset of the Issuer is its direct interest in vTv Therapeutics LLC. Each share of Class A Common Stock corresponds to a vTv Unit that represents an economic interest held by the Issuer in vTv Therapeutics LLC, whereas the shares of Class B Common Stock have voting rights only in the Issuer and represent no economic interests of any kind. Shares of Class B Common Stock are initially owned solely by Holdings and cannot be transferred except in connection with an exchange or transfer of a corresponding vTv Unit.

The Reporting Persons may, in the future, engage in various further reorganization transactions at Holdings or one or more of its direct or indirect holding companies. In addition, the Reporting Persons may, from time to time, pledge shares of Class A Common Stock, shares of Class B Common Stock and interests of intermediate holding companies between the Issuer and MacAndrews & Forbes to secure obligations of the Reporting Persons.

CUSIP No. 918385 105	SCHEDULE 13D	Page 10 of 17

Item 5. Interest in Securities of the Issuer

(a) MacAndrews & Forbes directly or indirectly controls M&F LLC, M&F Group, M&F TTP, vTvx I and Holdings. Including the 25,000,000 shares of Class B Common Stock (which are exchangeable, together with a corresponding vTv Unit, for shares of Class A Common Stock on a one-to-one basis) held by Holdings, 26,806,666 shares of Class A Common Stock are beneficially owned by Mr. Perelman and MacAndrews & Forbes; 25,000,000 shares of Class A Common Stock are beneficially owned by M&F TTP, vTvx I and Holdings; and 1,806,666 shares of Class A Common Stock are beneficially owned by M&F LLC and M&F Group. Each of the Reporting Persons disclaim any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

Ronald O. Perelman, Director, Chairman and Chief Executive Officer of MacAndrews & Forbes, may be deemed to beneficially own all the shares of Class A Common Stock and Class B Common Stock beneficially owned by MacAndrews & Forbes, M&F LLC, M&F Group, M&F TTP, vTvx I and Holdings. Mr. Perelman disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of his pecuniary interest therein.

The total Class A Common Stock beneficial ownership of (i) Mr. Perelman and MacAndrews & Forbes represents approximately 81.7% of the Class A Common Stock, (ii) M&F TTP, vTvx I and Holdings represents approximately 76.2% and (iii) M&F LLC and M&F Group represents approximately 5.5% of the Class A Common Stock (assuming, in each case, that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 7,812,500 shares of Class A Common Stock outstanding as of August 4, 2015, and (ii) 25,000,000 shares of Class A Common Stock that are issuable in exchange for the 25,000,000 shares of Class B Common Stock and corresponding vTv Units beneficially owned by the Reporting Persons).

The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Class A Common Stock are incorporated herein by reference.

See Schedule A hereto for information regarding additional persons listed thereon.

(b) See Item 5(a) above.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on August 14, 2015 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Exchange Agreement

On July 29, 2015, the Issuer entered into an Exchange Agreement with Holdings (the “Exchange Agreement”) under which, subject to the terms of the Exchange Agreement and the Amended and Restated LLC Agreement, vTv Units (along with a corresponding number of shares of the Class B Common Stock) are exchangeable for (i) shares of Class A Common Stock on a one-for-one basis or (ii) cash (based on the market price of the shares of Class A Common Stock), at the Issuer’s option (as the managing member of vTv Therapeutics LLC), subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Any decision to require an exchange for cash rather than shares of Class A Common Stock will ultimately be determined by the entire board of directors of the Issuer (the “Board of Directors”).

The foregoing summary of the Exchange Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Exchange Agreement filed herewith as Exhibit 4, which is incorporated herein by reference.

CUSIP No. 918385 105	SCHEDULE 13D	Page 11 of 17

Tax Receivable Agreement

On July 29, 2015, the Issuer entered into a Tax Receivable Agreement with Holdings and M&F TTP (the “Tax Receivable Agreement”) that provides for the payment by the Issuer to Holdings (or certain of its transferees or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that the Issuer actually realizes (or, in some circumstances, the Issuer is deemed to realize) as a result of (a) the exchange of Class B Common Stock, together with the corresponding number of vTv Units, for shares of Class A Common Stock (or for cash), (b) tax benefits related to imputed interest deemed to be paid by the Issuer as a result of the Tax Receivable Agreement and (c) certain tax benefits attributable to payments under the Tax Receivable Agreement.

The foregoing summary of the Tax Receivable Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Tax Receivable Agreement filed herewith as Exhibit 5, which is incorporated herein by reference.

Investor Rights Agreement

On July 29, 2015, the Issuer entered into an investor rights agreement with Holdings (the “Investor Rights Agreement”). The Investor Rights Agreement provides Holdings with certain demand, shelf and piggyback registration rights with respect to its shares of the Class A Common Stock and also provides Holdings with certain governance rights, depending on the size of its holdings of the Class A Common Stock.

Under the registration rights provisions of the Investor Rights Agreement:

•	Holdings and its affiliates have the right to cause the Issuer to conduct an unlimited number of demand registrations, subject to certain customary restrictions, which demand registrations may take the form of a shelf registration;

•	once the Issuer is eligible to do so, Holdings and its affiliates have the right to cause the Issuer to file and have declared effective a shelf registration statement on Form S-3 with respect to all of their shares of the Class A Common Stock; and

•	Holdings and its affiliates have the right to participate in certain registered offerings by the Issuer.

The registration rights provisions also contain customary provisions relating to cooperation with the registration process, black-out periods and customary securities law indemnity provisions in favor of the selling stockholders. With certain customary exceptions, the Issuer will be required to bear all registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares pursuant to the Investor Rights Agreement. Registration rights may be transferred by Holdings and its affiliates, subject to certain restrictions. No predetermined penalties or liquidated damages will be payable by the Issuer if the Issuer fails to comply with the registration rights provisions of the Investor Rights Agreement.

The Issuer’s Board of Directors has six members. The Investor Rights Agreement also provides that Holdings, subject to applicable corporate governance rules of the SEC and the stock exchange on which the Issuer is listed (which may require Holdings to designate independent directors), has the right to designate: (i) a majority of the directors (and if the number of directors is even, one director more than 50% of the number of directors) if it beneficially owns more than 50% of the outstanding Class A Common Stock, (ii) one less than a majority of the directors (and if the number of directors is even, 50% of the number of directors) if Holdings beneficially owns more than 25% but 50% or less and (iii) one-third of the directors (rounded down to the nearest whole number) if it beneficially owns more than 10% but 25% or less. Holdings loses the right to designate directors at 10% or less. So long as Holdings beneficially owns 25% or more of the outstanding Class A Common Stock, it will have the right, subject to applicable corporate governance rules of the SEC and the exchange on which the Issuer is listed, to designate the members of the committees of the Board of Directors.

The Investor Rights Agreement will terminate when MacAndrews & Forbes and its permitted transferees hold less than 2.5% of the Issuer’s outstanding common equity. To the extent that Holdings is dissolved or liquidated, MacAndrews & Forbes and/or its affiliates will succeed to Holdings rights and obligations under the Investor Rights Agreement.

The foregoing summary of the Investor Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investor Rights Agreement filed herewith as Exhibit 6, which is incorporated herein by reference.

CUSIP No. 918385 105	SCHEDULE 13D	Page 12 of 17

The responses set forth in Item 4 hereof are incorporated by reference in their entirety. Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated August 14, 2015, between Ronald O. Perelman, MacAndrews & Forbes Incorporated, MacAndrews & Forbes LLC, MacAndrews & Forbes Group LLC, M&F TTP Holdings LLC, vTvx Holdings I LLC and vTv Therapeutics Holdings LLC.

Exhibit 2:	Reorganization Agreement, dated July 29, 2015, among vTv Therapeutics Inc., vTv Therapeutics LLC, vTvx Holdings I LLC, vTvx Holdings II LLC and vTv Therapeutics Holdings LLC (incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K, filed August 4, 2015 (File No. 001-37524)).

Exhibit 3:	Amended and Restated Limited Liability Company Agreement of vTv Therapeutics LLC, dated July 29, 2015 (incorporated by reference from Exhibit 10.2 to the Issuer’s Form 8-K, filed August 4, 2015 (File No. 001-37524)).

Exhibit 4:	Exchange Agreement, dated July 29, 2015, among vTv Therapeutics LLC, vTv Therapeutics Inc. and vTv Therapeutics Holdings LLC (incorporated by reference from Exhibit 10.4 to the Issuer’s Form 8-K, filed August 4, 2015 (File No. 001-37524)).

Exhibit 5:	Tax Receivable Agreement, dated as of July 29, 2015, among vTv Therapeutics Inc. and the persons named therein (incorporated by reference from Exhibit 10.5 to the Issuer’s Form 8-K, filed August 4, 2015 (File No. 001-37524)).

Exhibit 6:	Investor Rights Agreement, dated as of July 29, 2015, among vTv Therapeutics Inc., vTv Therapeutics Holdings LLC and other stockholders party thereto from time to time (incorporated by reference from Exhibit 10.3 to the Issuer’s Form 8-K, filed August 4, 2015 (File No. 001-37524)).

CUSIP No. 918385 105	SCHEDULE 13D	Page 13 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2015

MacAndrews & Forbes Incorporated

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MacAndrews & Forbes LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MacAndrews & Forbes Group LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

M&F TTP Holdings LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

vTvx Holdings I LLC

By:	/s/ Stephen L. Holcombe
	Name:	Stephen L. Holcombe
	Title:	President

vTv Therapeutics Holdings LLC

By:	/s/ Stephen L. Holcombe
	Name:	Stephen L. Holcombe
	Title:	President

CUSIP No. 918385 105	SCHEDULE 13D	Page 14 of 17

Schedule A

MacAndrews & Forbes Incorporated

Executive officers and directors of MacAndrews & Forbes Incorporated, a Delaware corporation:

Name and Position (if different from Principal Employment)	Principal Occupation or Employment

Ronald O. Perelman	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Incorporated

Barry F. Schwartz	Director, Executive Vice Chairman and Chief Administrative Officer of MacAndrews & Forbes Incorporated

Steven M. Cohen	Executive Vice President, Chief Administrative Officer and General Counsel of MacAndrews & Forbes Incorporated

Paul G. Savas	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

Mr. Cohen is the beneficial owner of 5,000 shares of Class A Common Stock (less than 1% of the shares of Class A Common Stock and less than 1% of the combined voting power of the Class A Common Stock and Class B Common Stock). Mr. Savas is the beneficial owner of 15,000 shares of Class A Common Stock (less than 1% of the shares of Class A Common Stock and less than 1% of the combined voting power of the Class A Common Stock and Class B Common Stock). Except as reported in the prior sentence and in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock or Class B Common Stock. The directors’ and officers’ address is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065. All of the directors and executive officers of MacAndrews & Forbes Incorporated are United States citizens.

MacAndrews & Forbes LLC

Controlling persons and officers of MacAndrews & Forbes LLC, a Delaware limited liability company:

Name and Position (if different from Principal Employment)	Principal Occupation or Employment

Ronald O. Perelman Chairman and Chief Executive Officer	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Incorporated

Barry F. Schwartz Executive Vice Chairman and Chief Administrative Officer	Director, Executive Vice Chairman and Chief Administrative Officer of MacAndrews & Forbes Incorporated

Steven M. Cohen Executive Vice President, Chief Administrative Officer and General Counsel	Executive Vice President, Chief Administrative Officer and General Counsel of MacAndrews & Forbes Incorporated

Paul G. Savas Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

MacAndrews & Forbes Incorporated is the sole member of MacAndrews & Forbes LLC.

Except as reported in “MacAndrews & Forbes Incorporated” above and in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock or Class B Common Stock. The controlling persons’ and officers’ address is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065. All of the officers of MacAndrews & Forbes LLC are United States citizens.

CUSIP No. 918385 105	SCHEDULE 13D	Page 15 of 17

MacAndrews & Forbes Group LLC

Controlling persons and officers of MacAndrews & Forbes Group LLC, a Delaware limited liability company:

Name and Position (if different from Principal Employment)	Principal Occupation or Employment

Ronald O. Perelman Chairman and Chief Executive Officer	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Incorporated

Barry F. Schwartz Executive Vice Chairman and Chief Administrative Officer	Director, Executive Vice Chairman and Chief Administrative Officer of MacAndrews & Forbes Incorporated

Steven M. Cohen Executive Vice President, Chief Administrative Officer and General Counsel	Executive Vice President, Chief Administrative Officer and General Counsel of MacAndrews & Forbes Incorporated

Paul G. Savas Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

MacAndrews & Forbes LLC is the sole member of MacAndrews & Forbes Group LLC.

Except as reported in “MacAndrews & Forbes Incorporated” above and in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock or Class B Common Stock. The controlling persons’ and officers’ address is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065. All of the officers of MacAndrews & Forbes Group LLC are United States citizens.

M&F TTP Holdings LLC

Controlling persons and officers of M&F TTP Holdings LLC, a Delaware limited liability company:

Name and Position (if different from Principal Employment)	Principal Occupation or Employment

Paul G. Savas Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

MacAndrews & Forbes Incorporated is the managing member of M&F TTP Holdings LLC.

Except as reported in “MacAndrews & Forbes Incorporated” above and in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock or Class B Common Stock. The controlling persons’ and officers’ address is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065. All of the officers of M&F TTP Holdings LLC are United States citizens.

CUSIP No. 918385 105	SCHEDULE 13D	Page 16 of 17

vTvx Holdings I LLC

Controlling persons and officers of vTvx Holdings I LLC, a Delaware limited liability company:

Name and Position (if different from Principal Employment)	Principal Occupation or Employment

Ronald O. Perelman Director	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Incorporated

Barry F. Schwartz Director	Director, Executive Vice Chairman and Chief Administrative Officer of MacAndrews & Forbes Incorporated

Paul G. Savas Director	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

Stephen L. Holcombe President	President and Chief Executive Officer of vTv Therapeutics Inc.

Except as reported in “MacAndrews & Forbes Incorporated” above and in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock or Class B Common Stock. The controlling persons’ and officers’ address, other than with respect to Stephen L. Holcombe, is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065, and Mr. Holcombe’s address is vTv Therapeutics Inc., 4170 Mendenhall Oaks Pkwy, High Point, NC 27265. All of the directors and officers of vTvx Holdings I LLC are United States citizens.

vTv Therapeutics Holdings LLC

Controlling persons and officers of vTv Therapeutics Holdings LLC, a Delaware limited liability company:

Name and Position (if different from Principal Employment)	Principal Occupation or Employment

Paul G. Savas Manager	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

Stephen L. Holcombe President	President and Chief Executive Officer of vTv Therapeutics Inc.

vTvx Holdings I LLC and vTvx Holdings II LLC are the members of vTv Therapeutics Holdings LLC. vTvx Holdings I LLC has a 95% ownership interest and vTvx Holdings II LLC has a 5% ownership interest.

Except as reported in “MacAndrews & Forbes Incorporated” above and in Item 5, none of the persons listed above beneficially owns any shares of Common Stock or Series A Preferred Stock. Paul G. Savas’ address is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065, and Stephen L. Holcombe’s address is vTv Therapeutics Inc., 4170 Mendenhall Oaks Pkwy, High Point, NC 27265. All of the managers and officers of vTv Therapeutics Holdings LLC are United States citizens.

CUSIP No. 918385 105	SCHEDULE 13D	Page 17 of 17

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D relating to shares of the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of vTv Therapeutics Inc., a company incorporated under the laws of Delaware. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: August 14, 2015

MacAndrews & Forbes Incorporated

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MacAndrews & Forbes LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MacAndrews & Forbes Group LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

M&F TTP Holdings LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

vTvx Holdings I LLC

By:	/s/ Stephen L. Holcombe
	Name:	Stephen L. Holcombe
	Title:	President

vTv Therapeutics Holdings LLC

By:	/s/ Stephen L. Holcombe
	Name:	Stephen L. Holcombe
	Title:	President